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FOIA CONFIDENTIAL TREATMENT REQUESTED
Confidential Treatment Requested by KLX Energy Services Holdings, Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on June 20, 2018

File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Corporate Center Way
Wellington, Florida 33414
(Address of principal executive offices)
 (561) 383-5100
(Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, $0.01 Par Value	The Nasdaq Global Select Market

        Securities to be registered pursuant to Section 12(g) of the Act: None.

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

        If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

KLXE-001

Confidential Treatment Requested by KLX Energy Services Holdings, Inc. Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

        The information required by the following Form 10 Registration Statement items is contained in the Information Statement sections that we identify below, each of which we incorporate in this report by reference:

Item 1.    Business

        The information required by this item is contained under the sections "Summary," "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions" and "Where You Can Find More Information" of the Information Statement.

Item 1A.    Risk Factors

        The information required by this item is contained under the section "Risk Factors" of the Information Statement.

Item 2.    Financial Information

        The information required by this item is contained under the sections "Summary," "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock" of the Information Statement.

Item 3.    Properties

        The information required by this item is contained under the section "Business—Properties" of the Information Statement.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The information required by this item is contained under the section "Security Ownership of Certain Beneficial Owners and Management" of the Information Statement.

Item 5.    Directors and Executive Officers

        The information required by this item is contained under the section "Management" of the Information Statement.

Item 6.    Executive Compensation

        The information required by this item is contained under the section "Executive Compensation" of the Information Statement.

Item 7.    Certain Relationships and Related Transactions, and Director Independence

        The information required by this item is contained under the sections "Management," "Executive Compensation" and "Certain Relationships and Related Party Transactions" of the Information Statement.

Item 8.    Legal Proceedings

        The information required by this item is contained under the section "Business—Legal Proceedings" of the Information Statement.

KLXE-002

Confidential Treatment Requested by KLX Energy Services Holdings, Inc. Pursuant to 17 C.F.R. Section 200.83

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

        The information required by this item is contained under the sections "Risk Factors," "The Spin-Off," "Dividend Policy" and "Executive Compensation" of the Information Statement.

Item 10.    Recent Sales of Unregistered Securities

        The information required by this item is contained under the section "Description of Material Indebtedness and Other Financing Arrangements" and "Description of Capital Stock" of the Information Statement.

Item 11.    Description of Registrant's Securities to be Registered

        The information required by this item is contained under the section "Description of Capital Stock" of the Information Statement.

Item 12.    Indemnification of Directors and Officers

        The information required by this item is contained under the section "Description of Capital Stock—Liability and Indemnification of Directors and Officers" of the Information Statement.

Item 13.    Financial Statements and Supplementary Data

        The information required by this item is contained under the sections "Selected Historical Financial Data," "Unaudited Pro Forma Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and "Index to Financial Statements" of the Information Statement.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Item 15.    Financial Statements and Exhibits

  (a)
  Financial Statements

        The information required by this item is contained under the section "Index to Financial Statements" beginning on page F-1 of the Information Statement.

  (b)
  Exhibits

        We are filing the following documents as exhibits to this registration statement:

Exhibit No.	Description
2.1	Form of Distribution Agreement between KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit A to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on May 1, 2018)
3.1	Form of Amended and Restated Articles of Incorporation of KLX Energy Services Holdings, Inc.*
3.2	Form of Amended and Restated By-Laws of KLX Energy Services Holdings, Inc.*
10.1
Form of Employee Matters Agreement between KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit B to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on May 1, 2018)

KLXE-003

Confidential Treatment Requested by KLX Energy Services Holdings, Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description
10.2	Form of IP Matters Agreement between KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on May 1, 2018)
10.3
Form of Transition Services Agreement between KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit D to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on May 1, 2018)
10.4	Employment Agreement between KLX Inc. and Gary J. Roberts, dated as of February 25, 2015*
10.5	Assignment and Assumption Agreement among KLX Inc., KLX Energy Services LLC and Gary J. Roberts, dated as of April 30, 2018*
21.1	List of subsidiaries of KLX Energy Services Holdings, Inc.*
99.1	Preliminary Information Statement of KLX Energy Services Holdings, Inc., subject to completion, dated June 20, 2018

*
To be filed by amendment.

KLXE-004

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INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10
  Item 1. Business
  Item 1A. Risk Factors
  Item 2. Financial Information
  Item 3. Properties
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors and Executive Officers
  Item 6. Executive Compensation
  Item 7. Certain Relationships and Related Transactions, and Director Independence
  Item 8. Legal Proceedings
  Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters
  Item 10. Recent Sales of Unregistered Securities
  Item 11. Description of Registrant's Securities to be Registered
  Item 12. Indemnification of Directors and Officers
  Item 13. Financial Statements and Supplementary Data
  Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
  Item 15. Financial Statements and Exhibits